SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9
                              (Amendment No. 2)
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                       Dynamics Corporation of America
                          (Name of Subject Company)

                        Dynamics Corporation of America
                     (Name of Person(s) Filing Statement)


                   Common Stock, par value $0.10 per share
                (including the associated Series A Cumulative
                Participating Preferred Stock Purchase Rights)
                        (Title of Class of Securities)


                                 268039 10 4
                    (CUSIP Number of Class of Securities)


                               Henry V. Kensing
                           Vice President, General
                            Counsel and Secretary
                             475 Steamboat Road
                    Greenwich, Connecticut 06830-7197
                               (203) 869-3211
          (Name, address and telephone number of person authorized
           to receive notice and communications on behalf of the
                          person(s) filing statement).


                                With a Copy to:

                                Alan C. Myers
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York 10022
                              (212) 735-3000




               This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), of Dynamics Corporation of America (the "Company"), filed in connection with the tender offer by CTS First Acquisition Corp., a wholly owned subsidiary of CTS Corporation, for shares of common stock (including the associated Series A Cumulative Participating Preferred Stock Purchase Rights) of the Company. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.

          ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

               Item 4(b) is hereby amended by adding the following at the end thereof:

               On May 28, 1997, CTS and Sub sent a letter to the Company requesting that the Company Board reconfirm its approval and recommendation of the CTS Offer, the CTS Merger and the Merger Agreement. The Merger Agreement provides that CTS may terminate the Merger Agreement if the Company Board fails to reconfirm its approval or recommendation of the CTS Offer, the CTS Merger or the Merger Agreement within five business days after a written request from CTS to do so.

               On June 2, 1997, CTS increased the CTS Offer price to $56.25 per Share.

               On June 4, 1997, the Company Board met with its financial and legal advisors to consider the amended WHX Tender Offer and the May 28, 1997 letter from CTS and Sub. The Company Board resolved to reconfirm its approval and recommendation of the CTS Offer, the CTS Merger and the Merger Agreement for the reasons set forth under "Reasons for the Recommendation" in the Schedule 14D-9, as well as the following:

                    (a) based on the closing price of $68 5/8 per CTS Share on the New York Stock Exchange on June 4, 1997, the blended value of the consideration to be received by the Company's shareholders pursuant to the CTS Offer and the CTS Merger is between $58.32 per Share (assuming the CTS Offer is fully subscribed) and $59.36 per Share (assuming the number of shares purchased in the CTS Offer is only that necessary to satisfy the Minimum Condition);

                    (b) the trading price per CTS Share would have to decline to below $63 3/8 (assuming the CTS Offer is fully subscribed) and $63 5/8 (assuming the number of shares purchased in the CTS Offer is only that necessary to satisfy the Minimum Condition) in order for the blended value of the consideration to be received by the Company's shareholders pursuant to the CTS Offer and the CTS Merger to be less than $56 per Share, the price offered pursuant to the WHX Tender Offer;

                    (c) while there can be no assurance as to the level at which the CTS Shares will trade in the future, based upon CTS' recent operating performance and its projected operating performance as set forth in the Offer to Purchase, the ratio of its stock price to various income statement and balance sheet line items as compared to such ratios for certain companies considered comparable to CTS by Wasserstein Perella, and the increased liquidity and breadth of ownership in the CTS Shares expected to result from the CTS Merger, there appeared to be a reasonable possibility of additional upside potential in the trading price of the CTS Shares and, consequently, the value ultimately to be realized by the Company's shareholders as a result of the CTS Merger; and

                    (d) the consideration offered in the CTS Offer is higher than that offered in the WHX Tender Offer, thereby providing greater value for those shareholders who wish to receive cash for their Shares.

               On June 4, 1997, the Company sent a letter to CTS informing CTS that the Company Board had reconfirmed its approval and recommendation of the CTS Offer, the CTS
          Merger and the Merger Agreement

               In addition, at its June 4 meeting, the Company Board determined not to redeem the Rights or otherwise amend the Company Rights Plan to make it inapplicable to the WHX Tender Offer and not to approve the WHX Tender Offer for purposes of Section 912(b) of the NYBCL.

          ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

               Item 9 is hereby amended by adding the following at the end thereof:

               Exhibit
                  No.         Description

               Exhibit 16 Letter, dated May 28, 1997, from CTS Corporation to Dynamics Corporation of America.

               Exhibit 17     Letter, dated June 4, 1997, from
                              Dynamics Corporation of America to
                              CTS Corporation.



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    June 5, 1997        DYNAMICS CORPORATION
                                          OF AMERICA

                                        By:  /s/ Henry V. Kensing
                                           -------------------------
                                           Henry V. Kensing
                                           Vice President, General
                                             Counsel and Secretary



                                EXHIBIT INDEX

          Exhibit
             No.              Description

          Exhibit 16 Letter, dated May 28, 1997, from CTS Corporation to Dynamics Corporation of America (incorporated by reference to Exhibit (c)(6) to Amendment No. 3 to the
                         Schedule 14D-1, as filed with the
                         Commission on June 2, 1997)

          Exhibit 17 Letter, dated June 4, 1997, from Dynamics Corporation of America to CTS Corporation